Exhibit 99.1

Subsea 7 S.A. disclosure of large shareholdings

Luxembourg – January 10, 2011 – Subsea 7 S.A. (the “Company”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announces that that pursuant to the Luxembourg law of January 11, 2008 on transparency requirements the Company has received today the following notifications in respect of disclosure of large shareholdings.

Name of shareholder	Number of shares owned	Percentage of voting rights

Siem Industries Inc.	69,681,9321	19.8%
Folketrygdfondet	32,289,7622	9.2%

1 65,429,045 shares published prior to market opening on January 10, 2011 represented the number of shares beneficially owned by Siem Industries Inc. in Subsea 7 Inc. at close on January 7, 2011.  69,681,932 shares represent Siem Industries Inc.’s beneficial shareholding in Subsea 7 S.A. post completion based on a conversion rate of 1.065.
2 32,289,762 shares owned as per beneficial owner notification to the Company and Oslo Børs on January 10, 2011.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to potential filing obligations under the Luxembourg Transparency Law. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.